

10031180

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sixpoint Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 15th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe, Finop 732-533-5074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

350 Bedford Street,	Stamford,	Connecticut	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

August 9, 2010

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

Attention: Herani Dansamo

Re: Sixpoint Partners LLC

Dear Ms. Dansamo:

The 2009 Annual Audited Report Form X-17A-5 Part III for Sixpoint Partners LLC was filed without the new auditor's report regarding the company's SIPC membership. Accordingly, we enclose the aforementioned report.

Please accept our sincerest apologies for this omission, and be assured that we have every intention of preparing and filing all necessary reports in a timely fashion going forward.

Very truly yours,

Berkow, Schechter & Company LLP



Neil H. Berkow

NHB:lrb
Enclosures

cc: SEC Headquarters, Washington, DC
SEC New York Regional Office, New York, NY

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Sixpoint Partners LLC
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC) for the year ended December 31, 2009, which were agreed to by Sixpoint Partners LLC (the "Company") and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in amended Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported on amended Form SIPC-7 for the year ended December 31, 2009, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in amended Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Berkow, Schechter & Company LLP

August 9, 2010

SIXPOINT PARTNERS LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS PURSUANT TO RULE 17a-5(e)(4)
DECEMBER 31, 2009

Total Revenue (April 1 - December 31, 2009)	$ 1,075,615
Additions	-
Deductions	-
SIPC Net Operating Revenues	1,075,615
General Assessment @ .0025	2,689
Less: SIPC-4 payment dated 1/15/09	(150)
Less: SIPC-6 payment dated 12/3/09	(869)
Less: SIPC-7 payment dated 6/14/10	(1,020)
Assessment balance due per amended Form SIPC-7 dated 8/9/10	$ 650